

May 20, 2015

Christopher Meinerz
Chief Financial Officer
Mobivity Holdings Corp.
58 West Buffalo Street, Suite 200
Chandler, Arizona 85225

      Re: Mobivity Holdings Corp.
              Registration Statement on Form S-1
              Filed on April 30, 2015
              File No. 333-203751

Dear Mr. Meinerz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You state throughout the filing that you are registering the resale of up to 29,877,324 shares of common stock. However, this number of shares appears to differ from the total "Maximum Number of Shares Offered" as set forth in the selling stockholder table beginning on page 13. Please revise to reconcile this difference, or advise.

2.   Please tell us whether this registration statement is registering for resale the common stock and the common stock underlying warrants issued in not only the March 2015 private placement but also the June 2013 and March 2014 private placements, as indicated by your disclosure in the selling shareholder section on page 11. In this regard, tell us whether you are relying on Rule 429 of the Securities Act to combine the prospectuses for your previous registration statements on Form S-1 (File Nos. 333-190692 and 333-196084) with this registration statement. If you are relying on Rule 429, revise to identify the earlier registration statements to which the combined prospectus

relates by setting forth the file numbers at the bottom of the facing page of this registration statement as called for by Rule 429(b). Please also provide an explanatory note explaining that you are relying on Rule 429 to combine prospectuses, and state the number of shares that were previously registered but unsold and the number of shares that are being registered for resale for the first time in this registration statement.

3.   Further to the immediately preceding comment, to the extent you are not relying on Rule 429 to combine prospectuses from prior registration statements for ongoing offerings, please disclose any significant concurrent resale offerings on the prospectus cover page and ensure that your risk factors section adequately addresses any impact of the concurrent offerings.

Risk Factors, page 2

4.   Your Form 10-K for the fiscal year ended December 31, 2014 and your Form 10-Q for the quarterly period ended March 31, 2015 disclose that your management identified material weaknesses in your internal control over financial reporting, as a result of which management concluded that your disclosure controls and procedures were ineffective as of the end of the relevant periods. Please add relevant risk factor disclosure regarding the identified material weaknesses, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Daniel K. Donahue
        Greenberg Traurig, LLP